UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

May 1, 2019

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In the Matter of

Walleo Inc.
5th St. Dalong, Bldg., Ste. 14
International Furniture Center
Inner Mongolia, Manzhouli City, China 021400

File No. 333-222707

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ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

Walleo Inc. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Walleo Inc. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on May 1, 2019.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Vanessa A. Countryman
Acting Secretary